SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number 1-32135
SEABRIDGE GOLD INC.
(Name of Registrant)
106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

SEABRIDGE GOLD INC.
(the “Company”)
See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.
Exhibits 99.1 and 99.2 hereto are incorporated by reference as exhibits to the Company’s registration statements on Form S-8 (File No. 333-211331) and Form F-10 (File No. 333-283616), as may be amended and supplemented.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit Number	Document Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the period ended June 30, 2026.
99.2	Management’s Discussion and Analysis for the period ended June 30, 2026.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Gregory Martin
Name:	Gregory Martin
Title:	CFO
Date: August 13, 2026

EXHIBIT INDEX

Exhibit Number	Document Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the period ended June 30, 2026.
99.2	Management’s Discussion and Analysis for the period ended June 30, 2026.
4